Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Dear Shareholder:

You are receiving this notification as New Gold Inc. (“New Gold” or the “Company”) is using the notice and access model (“Notice and Access”) for the delivery of meeting materials to shareholders for its Annual and Special Meeting of shareholders (“Meeting”) to be held on April 29, 2015.

Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (“Circular”), the audited consolidated financial statements of New Gold for the year ended December 31, 2014 and management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders are receiving this notification containing information on how to access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Meeting Date, Location and Purposes

The Meeting will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 29, 2015 at 4:00 pm (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2014 and the auditor’s report on those statements;

2.	electing the directors of the Company for the following year;

3.	appointing Deloitte LLP as auditor of the Company for the ensuing year and authorizing the directors to fix their remuneration;

4.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to ratify, confirm and approve the Company’s advance notice policy, as more particularly described in the Circular;

5.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to ratify, confirm and approve the amended and restated shareholder rights plan of the Company, as more particularly described in the Circular;

6.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and

7.	conducting such other business properly bought before the Meeting or any adjournment or postponement.

For detailed information regarding each of the above matters, please refer to the appropriate section of the Circular. New Gold urges shareholders to review the Circular before voting.

The record date for the Meeting is March 16, 2015. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card, which is included in the proxy and voting instruction form) can be viewed online under New Gold’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at www.newgold.com/annualmeeting2015.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR.

Registered shareholders may make their request on New Gold’s website, www.newgold.com, or by calling 1-888-315-9715.

Non-registered shareholders may make their request online at www.ProxyVote.com or by telephone at 1-877-907-7643 by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit date and time.

Voting Process

This notice is accompanied by either a form of proxy for registered shareholders or a voting instruction form for non-registered shareholders. If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

Registered shareholders at the close of business on March 16, 2015 may vote in person at the Meeting, or by proxy as follows:

By telephone: Call toll free in North America 1-866-732-8683 or outside Canada and the United States 1-312-588-4290. If you return your proxy by telephone, you cannot appoint any person other than the officers and/or directors named on the form of proxy as your proxy holder.

On the internet: Go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. If you submit your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the internet form. Complete your voting instructions and date and submit the internet form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.

By mail: Complete the form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th floor, 100 University Avenue, Toronto ON, M5J 2Y1 in the envelope provided. If you return your proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy and striking out the name of the persons listed in the form of proxy. Complete your voting instructions and date and sign the form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Eastern time) on April 27, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-Registered Shareholders may vote or appoint a proxy using their voting instruction form. You should carefully follow the instructions of your intermediary, including those regarding when and where the completed proxy or voting instruction from is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact New Gold at 1-888-315-9715.

Dated at Vancouver, British Columbia this 17th day of March 2015.

By Order of the Board of Directors

Robert Gallagher
President and Chief Executive Officer

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